UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        AMERICAN RESOURCES OFFSHORE, INC.
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
                         (Title of Class of Securities)

                                    029280104
                                 (CUSIP Number)

                                Nick D. Nicholas
                             Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                            Houston, Texas 77002-2764
                                 (713) 226-0600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                       SCHEDULE 13D

CUSIP NO. 029280104

--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |        BLUE DOLPHIN EXPLORATION COMPANY
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |        INAPPLICABLE
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |
|      |        WC;AF;OO
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
|      |
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |        DELAWARE
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    INAPPLICABLE
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    7,088,982
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    INAPPLICABLE
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    INAPPLICABLE
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |      7,088,982
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *                                                  [ ]
|      |
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |       51.59%
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |
|      |       CO
--------------------------------------------------------------------------------

CUSIP NO. 029280104

--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |        BLUE DOLPHIN ENERGY COMPANY
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |        INAPPLICABLE
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |
|      |        WC;AF;OO
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
|      |
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |        DELAWARE
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    INAPPLICABLE
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    7,088,982
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    INAPPLICABLE
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    INAPPLICABLE
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |      7,088,982
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *                                                  [ ]
|      |
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |       51.59%
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |
|      |       CO
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.


Title of Security:              common stock, par value $0.0001 per share
                                (the "Common Stock")

Name and Address of Issuer's    American Resources Offshore, Inc.
Principal Executive Offices:    3141 Beaumont Centre Circle
                                Suite 203
                                Lexington, Kentucky 40513

ITEM 2.     IDENTITY AND BACKGROUND.


ITEM 2(A)          Name of Persons Filing and Place of Organization:

                   This Schedule 13D is being filed on behalf of Blue Dolphin Energy Company, a Delaware corporation ("BDCO"), and its wholly-owned subsidiary Blue Dolphin Exploration Company, a Delaware corporation ("Investor").

ITEM 2(B)          Address of Principal Business Office:
                   801 Travis, Suite 2100
                   Houston, Texas 77002

ITEM 2(C)          Principal Business:

                   BDCO through its subsidiaries, including the Investor, is primarily engaged in gathering and transportation of natural gas and condensate and in the acquisition and exploration of oil and gas properties. The Investor's operations are conducted principally offshore in the Gulf of Mexico and along the Texas Gulf Coast.

ITEM 2(D)          Criminal Convictions:

                   None

ITEM 2(E)          Civil Proceedings:

                   None

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The cash purchase price for the shares of the Common Stock of American Resources Offshore, Inc. ("ARO") to be purchased by Investor as described in
Item 4 is initially set at $4,736,315, but is subject to being adjusted at the closing of the purchase transaction in the manner described in Item 4 of this
Schedule 13D.

      Investor currently intends to fund the purchase price for the Common Stock from one or more of the following sources: (1) its own working capital; (2) cash contributed or lent to it by its parent corporation, BDCO; and (3) certain fees and expense reimbursements described below that are to be received by Investor in connection with the proposed transactions reported herein.

      BDCO currently intends to obtain any funds that it may need to contribute or loan to Investor in connection with the transactions reported herein from one or more of the following sources: (1) its own working capital; (2) distributions or loans from its subsidiary corporations; and (3) through a future private offering of its equity securities.

ITEM 4.     PURPOSE OF THE TRANSACTION.

                GENERAL PURPOSES OF THE PROPOSED TRANSACTIONS

      ARO is a financially distressed, independent oil and gas company. Its principal oil and gas properties are located in the Gulf of Mexico, offshore Louisiana and Texas, and in Tennessee and Kentucky. As reported in its quarterly report on Form 10-Q for the quarter ended June 30, 1999, ARO's current liabilities exceeded its current assets by approximately $6.3 million, excluding the current portion of ARO's long-term debt and debt in default. In the same report, ARO reiterated that it is in default under its primary credit facility and bridge loans with DNB Energy Assets, Inc. ("DnB"), successor to Den norske Bank, ASA, in the approximate amount of $48.0 million and $15.6 million, respectively, and that it is also in default under $18.5 million of purchase money indebtedness incurred for the purchase of oil and gas properties from TECO Oil & Gas, Inc ("TECO"). ARO also reported that it had insufficient cash to meet its capital budget for the development of its oil and gas properties.

      The general purposes of the proposed transactions described below are to:

            1. Improve ARO's financial condition by substantially reducing its liabilities to trade creditors and its secured lenders, thus better positioning ARO to develop its Gulf of Mexico oil and gas properties, which will then be its remaining oil and gas assets; and

            2. Place Investor in a position to control the management and policies of ARO by causing Investor to become the owner of 75% or more of the voting securities of ARO and replacing ARO's current officers and directors with persons selected by Investor.

      If the transactions described below are completed, it is Investor's current intention that ARO will continue to operate as an independent oil and gas company, but that its primary focus will be on the exploration, development and production of oil and gas properties located in the coastal or offshore waters of the Gulf of Mexico.

      Investor intends to evaluate and review ARO's business affairs and financial condition from time to time. Based on its evaluation and review, as well as general economic and industry conditions, including, but not limited to, the price of oil and gas, existing at the time, the Investor may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer, merger or otherwise.

      Investor may cause ARO to raise capital by borrowing, including the use of its remaining oil and gas properties as collateral for any such borrowings, sales of its remaining oil and gas properties, the issuance of debt or equity securities or by other available means.

                       OVERVIEW OF PROPOSED TRANSACTIONS

      If the closing of the transactions described below occurs, Investor expects that the following transactions, among others, will take place:

            1. ARO will sell to Investor a number of shares of Common Stock that will result in the Investor owning at least 75% of the combined voting power of all classes of ARO's voting securities, after giving effect to the Investor's purchase of the Common Stock. The purchase price for the Common Stock is initially set at $4,736,315 but will likely be increased or decreased based on certain contractual price adjustments to be determined at the closing of the purchase. Investor expects that it will hold sole voting and dispositive power over the Common Stock it purchases.

            2. All proceeds to ARO from the Common Stock sale to Investor will be applied to reduce ARO's liabilities or for working capital. In part, these proceeds will be used to settle ARO's indebtedness to TECO for a final payment of approximately $990,400 and to substantially reduce ARO's indebtedness to DnB (" the DnB Note").

            3. ARO will cause Southern Gas Co. of Delaware, Inc., a wholly-owned subsidiary of ARO ("Southern Gas"), to sell all of its Appalachian oil and gas properties located in Kentucky and Tennessee to Nami Resources Company L.L.C. ("Nami Resources") in exchange for the assumption by the Nami Resources of $12.5 million of Southern Gas' indebtedness to DnB and ARO's release from its guarantee of Southern Gas' indebtedness and performance guarantee with Austin Energy Funding Partners.

            4. ARO will sell the stock of Southern Gas to an affiliate of Leonard K. Nave, a director of ARO in exchange for ARO's release from certain liabilities it owes to Mr. Nave and the buyer's agreement to indemnify ARO for past operations and activities of Southern Gas.

            5. ARO will sell to Fidelity Oil Holdings, Inc. ("Fidelity") 80% of ARO's interest in all its oil and gas properties located in the Gulf of Mexico. The purchase price for the 80% interest is initially set at $25,313,685 but will likely be increased or decreased based on certain contractual price adjustments to be determined at the closing of the purchase.

            6. All proceeds to ARO from the sale to Fidelity will be applied to reduce ARO's indebtedness under the DnB Note.

            7. Investor will purchase the DnB Note and all related security interests and liens securing that indebtedness for a purchase price of approximately $27.0 million subject to certain adjustments and the right to receive a contingent, future payment. The purchase price for the DnB Note will be considered paid in full if Investor and Fidelity cause ARO to repay to DnB an amount equal to:

            (a)   all of the proceeds to ARO from its sale to Fidelity; and

            (b) a portion of the proceeds to ARO from the sale of Common Stock to Investor.

            8. DnB will also be entitled to receive a possible future payment for its sale of the DnB Note if the combined, cumulative net revenues received by Investor and Fidelity that are attributable to the proved oil and gas resources in ARO's Gulf of Mexico properties as of January 1, 1999 exceed $30.0 million during the period from January 1, 1999 through December 31, 2001. If that occurs, DnB will be entitled to an amount equal to 50% of those net revenues in excess of $30.0 million during that three-year period. If any contingent amount becomes payable to DnB, 80% of it will be paid by Fidelity and ARO will pay 20%.

            9. Investor will modify the DnB Note and related loan documents to:

            (a) reduce the principal amount ARO owes under the DnB Note to $5.0 million;

            (b) defer its right to receive payments under the DnB Note through December 31, 2000, if ARO remains in compliance with the modified loan documents and the Investment Agreement (as hereinafter defined) through that same date;

            (c) forgive all of ARO's remaining indebtedness, including all principal and interest, under the DnB Note, if ARO remains in compliance with the modified loan documents and the Investment Agreement through December 31, 2000; and

            (d) refrain from exercising or enforcing through December 31, 2001, any of its rights that arose because of ARO's defaults under the DnB Note and related liens and loan documentation before they were modified, if ARO remains in compliance with the modified loan documents and the Investment Agreement through December 31, 2001.

            10. The majority of holders of ARO's outstanding preferred stock will convert their preferred stock into Common Stock in accordance with the existing terms of the preferred stock.

            11. ARO's certificate of incorporation will be amended to increase the number of shares of Common Stock that it is authorized to issue from 50,000,000 shares to 70,000,000 shares in order for ARO to have available a sufficient number of shares for issuance to Investor and for issuance upon exercise of outstanding options and warrants.

            12. ARO's certificate of incorporation will be amended to eliminate the staggered, three-year terms of office for ARO's board of directors.

            13. ARO's officers and directors will be replaced by persons selected by Investor and the division of ARO's board of directors into three classes will eliminated

            14. ARO will enter into a consulting arrangement with Map II, L.L.C. ("Map II") under which certain of ARO's former management personnel will assist ARO's new management with transition matters. For those consulting services, ARO will pay MAP II an aggregate of $35,000 per month, plus reimbursable expenses, through February 2001. Fidelity will bear 80% of the fees paid by ARO under the consulting arrangement.

            15. ARO and Blue Dolphin Services Co. ("BD Services"), a subsidiary of BDCO, will enter into a contractual arrangement pursuant to which BD Services will provide management and administrative services to ARO for which BD Services will be compensated by ARO at a rate of $83,000 per month.

            16. Investor will agree to modify the DnB Note so as to (A) defer its right to receive payments under the DnB Note for a period to be negotiated, (B) waive certain defaults and events of default under the terms of the DnB Note existing at the closing date of the transactions, and (C) forgive all or a portion of the indebtedness under the DnB Note at a later date, all on terms and conditions to be negotiated between ARO and Investor.

These proposed transactions, which are described further below, are subject to many contingencies. There is no assurance, therefore, that the transactions will be successfully concluded or that, if concluded, the proposed transactions will have the intended effect on ARO's financial condition and operations.

   POSSIBLE CONSEQUENCES IF THE TRANSACTIONS ARE NOT SUCCESSFULLY COMPLETED

      ARO recently reported its management's beliefs as to the possible consequences to ARO if the transactions described in this filing are not successfully concluded. The discussion was contained in Item 2 of ARO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, under the caption "Liquidity and Capital Resources."

      In that report, ARO stated that if it is unable to complete the restructuring transactions discussed in this filing, other measures could be taken which might include, but not be limited to:

            1. ARO's creditors could file an involuntary bankruptcy petition against ARO;

            2. ARO could file a voluntary petition for reorganization under the protection of the United States Bankruptcy Code;

            3. ARO could be unable to pursue acquisitions or exploit its oil and gas properties;

            4. ARO could lose business opportunities due to doubt about ARO's ability to satisfy its obligations;

            5. ARO could be unable to realize the maximum value of its assets, and

            6.    ARO could be unable to adequately capitalize its business.

      In the same discussion, ARO stated that if a restructuring is not completed, ARO will most likely file a petition for reorganization and restructuring under the protection of the United States Bankruptcy Code. ARO said that it could give no assurances that a bankruptcy proceeding would result in reorganization, rather than liquidation, of ARO.

      ARO also stated in its Form 10-Q for the quarter ended June 30, 1999, that if a liquidation of ARO were to occur, there is a substantial risk that little or no value would be available for distribution to the stockholders of ARO.

              THE INVESTMENT AGREEMENT BETWEEN ARO AND INVESTOR

      On August 3, 1999, Investor and ARO entered into an Investment Agreement dated as of July 30, 1999 (the "Investment Agreement"). The Investment Agreement contains the terms and conditions under which Investor will purchase, and ARO will sell, Common Stock. It also describes a number of related transactions that must also occur on or before the closing of the Investment Agreement and imposes material restrictions on ARO's management and operations in the meantime. A copy of the Investment Agreement, without schedules, including Exhibits 1.4(b)(1),
5.14 and 5.15 of the Investment Agreement, is attached as Exhibit 7.1 and is incorporated herein by reference. The following summaries of the terms and conditions of the Investment Agreement are qualified in their entirety by reference to the text of the Investment Agreement and accompanying exhibits attached hereto as Exhibit 7.1.

NUMBER OF SHARES ISSUABLE TO INVESTOR

      Investor has contracted to purchase directly from ARO, and ARO agreed to sell to Investor upon closing of the Investment Agreement, a number of shares of Common Stock that will result in the Investor owning, immediately after the closing, 75% of the combined voting power of all classes of ARO's voting securities, after giving effect to (1) the sale of Common Stock to Investor, (2) the conversion of ARO's preferred stock into Common Stock by two principal stockholders of ARO, Rick G. Avare and Douglas L. Hawthorne, and (3) the issuance of any other shares of Common Stock that ARO becomes obligated to issue as a result of the sale of the Common Stock to Investor at closing, including antidilution rights. These shares of Common Stock are referred to as the "Primary Shares."

POSSIBLE ADDITIONAL ISSUANCES OF COMMON STOCK

      ARO may be obligated to issue to Investor shares of Common Stock in addition to the Primary Shares under three circumstances, none of which would require Investor to pay additional consideration to ARO for the additional shares. The first is that if Investor becomes entitled to a downward adjustment of the cash purchase price for the Primary Shares under the terms of the Investment Agreement, then Investor may choose to receive additional shares of Common Stock in lieu of all or a portion of the downward cash price adjustment to which Investor would otherwise be entitled. The conditions under which Investor would be entitled to a downward adjustment in the purchase price for the Common Stock are discussed further below.

      The second circumstance is that if Investor becomes contractually entitled under the terms of Article 9 of the Investment Agreement to be indemnified by ARO following the closing, then Investor may elect to receive additional shares of Common Stock in full or partial satisfaction of cash indemnification payments to which it would otherwise be entitled. The shares of Common Stock issuable under the first and second circumstances are referred to as the "Additional Shares."

      The calculation of the number of Additional Shares to be received by Investor is to be determined by dividing the monetary benefit to which Investor is entitled by the lesser of:

            1.    $0.16;

            2. the closing price of the Common Stock on the principal exchange or trading system on which the Common Stock is traded on the first full business day following the closing of the Investment Agreement; or

            3. the average of the high and low price of the Common Stock on the above referenced date.

      Additionally, if Additional Shares are issued for post-closing indemnity claims of Investor against ARO, the resulting number of shares will also be further increased in order to offset the dilution of the Investor's post-closing ownership of the Primary Shares that would be incurred if no such adjustment were made. The provisions of the Investment Agreement pertaining to the issuance of Additional Shares are set forth in Section 1.3 and Section 9.4 of the Investment Agreement.

      The third circumstance under which additional shares of Common Stock may be issued to Investor is if ARO issues shares of Common Stock after the closing of the Investment Agreement under the terms of any options, warrants, convertible securities, subscription rights, or antidilution rights that were outstanding on the closing date of the Investment Agreement. In that event, the Investor will be entitled to receive an additional number of shares of Common Stock equal to the amount that Investor would have received if the post-closing issuance of Common Stock by ARO had occurred prior to the closing of the Investment Agreement. The provisions of the Investment Agreement pertaining to the issuance of such shares of Common Stock are set forth in Section 8.1 of the Investment Agreement.

PURCHASE PRICE AND ADJUSTMENTS

      The cash purchase price for the Common Stock to be purchased by Investor is $4,736,315 but is subject to upward or downward adjustment.

      The purchase price may be adjusted based on the revenues and expenses attributable to the operation of ARO's Gulf of Mexico oil and gas properties during the period from January 1, 1999 through the closing date of the Investment Agreement. This adjustment generally increases the price to be paid by Investor by the amount of permissible expenses (including capital expenditures approved by Investor) paid to operate ARO's Gulf of Mexico oil and gas properties. Conversely, the adjustment decreases the price to be paid by Investor for revenues received by ARO. Additional downward price adjustments are provided for in the event that unexpected environmental and title defects are discovered by Investor and are not timely cured. These price adjustments are collectively referred to as the "GOM Operation Adjustment" in the Investment Agreement and is contained in Exhibit 1.4(b)(1) of the Investment Agreement.

      The Investment Agreement also states the purchase price to be paid by Investor will be decreased by the amount of all Transaction Costs incurred by ARO. The term "Transaction Costs" is defined in Article 10 of the Investment Agreement and generally includes all costs relating to the transactions contemplated by the Investment Agreement.

      Finally, the Investment Agreement provides that the purchase price may be reduced by the amount, if any, by which the total liabilities of ARO on the closing of the Investment Agreement (excluding certain "Permitted Liabilities") exceed $3,802,000 by more than $50,000. Permitted

Liabilities include amounts owed by ARO under the DnB Note (discussed below), costs included in the GOM Operations Adjustment and capital expenditures on ARO's Gulf of Mexico properties that are approved by Investor.

      Neither Investor nor ARO is obligated to close the Investment Agreement if ARO's liabilities, other than the Permitted Liabilities, exceed 3,802,000 by more than $50,000.

CERTAIN CONDITIONS TO CLOSING OF INVESTMENT AGREEMENT

      The obligation of Investor to purchase the Common Stock is conditioned upon the occurrence at or prior to the closing of the Investment Agreement of a number of other transactions. Section 6.1 of the Investment Agreement and related definitions of terms contained in Section 10.1 of the Investment Agreement set forth the full text of Investor's closing conditions. Certain of these transactions are summarized below:

      PURCHASE AND SALE AGREEMENT.

      Simultaneously with the execution and delivery of the Investment Agreement, ARO and Fidelity entered into a Purchase and Sale Agreement under which ARO agreed to sell to Fidelity, and Fidelity agreed to purchase from ARO, an 80% interest in ARO's Gulf of Mexico oil and gas properties (the "Purchase and Sale Agreement"). The purchase price under the Purchase and Sale Agreement is initially $25,313,685 million but is subject to upward or downward adjustment based certain costs and revenues attributable to properties sold during the period from January 1, 1999 to closing of the Purchase and Sale Agreement. The purchase price is also subject to downward adjustment for title failures and undisclosed environmental liabilities, if any. The closing of the Purchase and Sale Agreement is conditioned upon the simultaneous closing of the Investment Agreement, and vice versa.

      DNB NOTE PAYDOWN

      Investor's obligation to close under the Investment Agreement is also conditioned on ARO's reduction of the principal amount of the DnB Note by $27.0 million. This partial repayment of the DnB Note is expected to be funded from the proceeds of ARO's sale of an 80% interest in its Gulf of Mexico oil and gas properties to Fidelity and ARO's cash on hand, including a portion of the proceeds from the sale of Common Stock to Investor.

      DNB NOTE PURCHASE

      Investor's obligation to close the Investment Agreement is also conditioned on its purchase from DnB of all indebtedness of ARO to DnB remaining after the indebtedness has been reduced by the DnB Note Paydown described above, and after an additional $12.5 million reduction in the principal balance of the DnB Note in connection with the sale by Southern Gas of its Appalachian oil and gas properties and the release of ARO from its guarantee of this indebtedness, both as described further below. Investor currently estimates that the unpaid principal balance of the DnB Note at the time it is purchased by Investor will be approximately $27.0 million. All security interests and liens securing the DnB Note will be acquired by Investor. Investor will purchase the DnB Note concurrently with the closing of the Investment Agreement. The purchase price for the DnB Note will be approximately $27.0 million, subject to adjustments. The purchase price for the DnB Note will be considered paid in full if Investor and Fidelity cause ARO to repay to DnB an amount equal to:

            (a)   all of the proceeds to ARO from its sale to Fidelity; and

            (b) a portion of the proceeds to ARO from the sale of Common Stock to Investor.

      In connection with the purchase of the DnB Note, Investor believes that purchase agreement for the DnB Note will entitle DnB to receive an additional, contingent payment for its sale of the DnB Note if the combined, cumulative net revenues received by ARO and Fidelity that are attributable to proved oil and gas reserves that ARO owns in the Gulf of Mexico as of January 1, 1999, exceed $30.0 million during the period from January 1, 1999 through December 31, 2001. Investor anticipates that the additional payment will be equal to 50% of the net revenues in excess of $30.0 million during that period. Any contingent compensation that is due to DnB is payable on or before March 15, 2002. Investor expects to into an agreement with Fidelity and ARO which will provide that if any contingent compensation is payable to DnB, 80% of that amount will be borne by Fidelity. Investor expects to enter into a separate agreement with ARO and Fidelity under which ARO will be obligated to the remaining 20% any contingent compensation is payable to DnB.

      Investor's principal reasons for purchasing the DnB Note are to: (1) protect its investment in ARO from the adverse consequences that could attend the possible foreclosure of the DnB Note if it continued to be held by DnB or another unrelated party; (2) to similarly protect its investment from adverse action against ARO by its unsecured creditors by becoming the senior, secured creditor of ARO, thus having creditor's rights generally superior to those of unsecured creditors; and (3) place Investor and ARO in a position whereby they are able modify the terms of the DnB Note in a manner favorable to ARO as discussed below.

      DNB NOTE MODIFICATION

      Contemporaneously with Investor's acquisition of the DnB Note, Investor expects to enter into an agreement with ARO to modify the DnB Note and related loan and security documentation in a manner favorable to ARO. These modifications will be accomplished by amending the loan documents relating to the DnB Note to:

      1. reduce ARO's indebtedness under the DnB Note to $5.0 million in principal amount;

      2. modify the events of default to which ARO is now subject under the existing loan documentation with Den norske Bank so that an event of default will occur only if:

            (a) ARO breaches a representation, warranty, certification or statement in the amended loan documentation or in the Investment Agreement and, in either case, the breach is not cured within 10 days after ARO is given written notice of the breach;

            (b) ARO fails to repay the indebtedness when due, if not forgiven at December 31, 2000; or

            (c) ARO fails to pay to DnB any contingent compensation that it may be obligated to pay under the agreement among ARO, Investor and Fidelity.

      Additionally, the events of default to which ARO is now subject under the loan documentation with DnB would be restored, and would again become binding on ARO, if it defaults under the modified loan documentation or breaches, the Investment Agreement.

      If ARO remains in compliance with the modified loan documents through December 31, 2000:

            1. ARO will not have to make payments of principal or interest under the DnB Note during that period; and

            2. ARO will be released from any further liability under the DnB Note on January 1, 2001.

      Furthermore, Investor expects the liens on ARO's assets securing the DnB Note will be assigned to Investor in connection with the purchase of the DnB Note. These liens will also be modified so that they secure ARO's obligation to pay its share of the contingent compensation, if any, that may become due to DnB in connection with the purchase of the DnB Note. These liens will therefore remain in place until ARO's liability for the contingent amount, if any, is known and is paid.

      Investor expects that it will refrain from exercising or enforcing through December 31, 2001, any of its rights as a lien holder that may arise because of ARO's defaults under the DnB Note and related loan documentation before they are modified, if ARO does not default under the modified loan documents.

      Investor expects to subordinate its lien on ARO's assets to the right of DnB to be paid the amount of any contingent compensation that ARO may in the future may arise from Investors purchase of the DnB Note.

      SALE OF APPALACHIAN PROPERTIES AND STOCK OF SOUTHERN GAS

      Another condition to the Investor's obligations under the Investment Agreement is that ARO will cause Southern Gas to sell its Appalachian properties located in Kentucky and Tennessee and ARO will sell or otherwise dissolve its subsidiaries so that immediately after the closing ARO will have no subsidiaries and its only oil and gas properties will be those located in the Gulf of Mexico. The Investment Agreement also requires that ARO be released from its guarantee of Southern Gas' $12.5 million indebtedness under the DnB Note. Investor has been advised by ARO that ARO has entered into an agreement to sell the oil and gas properties owned by its subsidiary, Southern Gas to Nami Resources. ARO has advised Investor that in connection with the Appalachian property sale by Southern Gas, DnB is expected to release ARO from its guarantee of Southern Gas' $12.5 million of indebtedness under the DnB Note which will be assumed by Nami Resources simultaneously with the release of ARO. ARO has also informed Investor that it plans to sell the stock of Southern Gas to an entity controlled by Leonard K. Nave, an affiliate of ARO, in a separate transaction.

      CLOSING DATE LIABILITIES

      The obligations of Investor under the Investment Agreement are contingent upon the compromise and settlement by ARO of certain past due trade accounts payable, notes payable, litigation proceedings and other liabilities such that the total liabilities of ARO will be substantially reduced as of the closing of the Investment Agreement. In this regard, the Investment Agreement excuses Investor's obligation to close unless either: (1) all liabilities of ARO will have been paid or otherwise discharged, except for certain agreed upon liabilities such as the DnB Note, or (2) ARO will have sufficient cash resources on the closing date (after giving effect to closing transactions) to pay any remaining liabilities in accordance with their respective terms. ARO is also obligated to obtain releases of any liens and encumbrances against its oil and gas properties, other than those securing the DnB Note to be purchased by Investor.

      CONVERSION OF PREFERRED STOCK

      The conversion by Rick G. Avare and Douglas L Hawthorne, both affiliates of ARO, of all shares of ARO's preferred stock owned by them into Common Stock is also a condition of Investor's obligation to close the Investment Agreement. It is anticipated that the conversion will be made in accordance with the terms of the ARO preferred stock.

      STOCKHOLDER APPROVALS

      The prior approval of certain matters by the stockholders of ARO at the annual meeting of stockholders is a condition to the obligation of Investor to close the Investment Agreement. The matters which the Investment Agreement calls for to be submitted to ARO stockholders are referred to as the "Proxy Items," and include proposals to approve the following matters: (1) the Investment Agreement with Investor and the various transactions contemplated by the Investment to occur; (2) the Purchase and Sale Agreement with Fidelity; (3) the sale of ARO's Appalachian oil and gas properties owned by Southern Gas; (4) the sale of all of the outstanding stock of Southern Gas to an entity controlled by Leonard K. Nave; (5) and amendment to ARO's certificate of incorporation to increase in the number of shares of Common Stock ARO is authorized to issue from 50,000,000 shares to 70,000,000; (6) amendment to ARO's certificate of incorporation to eliminate the staggering of the terms of office of the members of its board of directors; and (7) the election of directors designated by Investor. Without an increase in authorized shares, ARO would not have enough shares of Common Stock to issue to Investor and to cover exercises of outstanding options and warrants.

      VOTING AND SUPPORT AGREEMENTS

      The Investment Agreement also contemplates that Investor will receive irrevocable proxies to vote for the Proxy Items from nine of ARO's major stockholders holding, in the aggregate, approximately 52% of the voting power of ARO's securities. The Voting and Support Agreements are described further in
Item 5, below.

      CHANGES IN ARO'S BOARD OF DIRECTORS AND MANAGEMENT

      Upon execution of the Investment Agreement, ARO became obligated to increase the number of directors serving on its board of directors from seven to nine members and to appoint two nominees of Investor to the newly-created vacancies. Investor has nominated for election to ARO's board of directors, Ivar Siem, Chairman of BDCO and Michael J. Jacobson, President and Chief Executive Officer of BDCO. Messrs. Siem and Jacobson were appointed to ARO's board of directors in October 1999.

      Effective as of the closing, Investor expects to cause ARO's board of directors to be reduced from nine to five members at closing of the Investment Agreement. Investor's nominees for election to ARO's board of directors are Ivar Siem, Chairman of BDCO, Michael J. Jacobson, President and Chief Executive Officer of BDCO, John P. Atwood, Vice President, Finance and Corporate Development of BDCO, Andrew R. Agosto, Chief Operating Officer of CCNG, Inc. and Douglas Hawthorne, currently, a member of ARO's board of directors and one of its largest stockholders. All proposed changes in ARO's board of directors are conditions to Investor's obligations to close the Investment Agreement.

      Set forth below is certain information with respect to each of Investor's nominees for election to ARO's board of directors.

            Ivar Siem, age 53, has served as a director and Chairman of the Board of Blue Dolphin Energy Company since 1989 and a director of Blue Dolphin Exploration since 1989. Mr. Siem is currently a member of the boards of directors of Avenir A/S and Grey Wolf, Inc. Since 1995, he has served on the board of directors of Grey Wolf, Inc., during which time he served as Chairman from 1995 to 1998 and interim President in 1995 during its restructuring. Since 1985, he has been an international consultant in energy, technology and finance. He has served as Director of Business Development for Norwegian Petroleum Consultants and as an independent consultant to the oil and gas exploration and production industry based in London, England. Mr. Siem holds a Bachelor of Science Degree in Mechanical Engineering from the University of California, Berkley, and an executive MBA from Amos Tuck School of Business, Dartmouth University.

            MICHAEL J. JACOBSON, age 53, has served as President and Chief Executive Officer of Blue Dolphin Energy Company since 1990 and a director of Blue Dolphin Exploration since 1990. Mr. Jacobson has been a member of several Boards of Directors, including Volvo Petroleum, Inc., W.L. Somner Company, Inc., and Flagstaff Corporation. He has been associated with the energy industry since 1968, serving in various senior management capacities since 1980. Mr. Jacobson served as Senior Vice President and Chief Financial and Administrative Officer for Creole International, Inc., as well as Vice President of Operations for the parent holding company, from 1985 until joining the Company in 1990. He has also served as Vice President and Chief Financial Officer of Volvo Petroleum, Inc., and for certain Fred. Olsen oil and gas interests. Mr. Jacobson holds a Bachelor of Science Degree in Finance from the University of Colorado.

            JOHN P. ATWOOD, age 47, is Vice President, Finance and Corporate Development of Blue Dolphin Energy Company. Mr. Atwood has been associated with the energy industry since 1974, serving in various management capacities since 1981. Prior to joining Blue Dolphin Energy Company in April 1991, he served as Senior Vice President for Glickenhaus Energy Corporation. Mr. Atwood was a member of the senior management team, directly responsible for the financial reporting, land and administrative functions of the company. He has also served as Area Land Manager for CSX Oil & Gas Corporation and Division Land Manager for Hamilton Brothers Oil Company/Volvo Petroleum, Inc. Mr. Atwood served in various land capacities for Tenneco Oil Company from 1977 to 1981. Mr. Atwood is a Certified Professional Landman and holds a Bachelor of Arts Degree from Oklahoma City University and a Master of Business Administration Degree from Houston Baptist University. Mr. Atwood served as Vice President of Land of Blue Dolphin Energy Company from 1991 until his appointment as Vice President of Finance and Corporate Development in 1998.

            ANDREW R. AGOSTO, age 38, is Senior Vice President and Chief Operating Officer of CCNG, Inc. Mr. Agosto has been associated with the energy industry in various capacities since 1982. Mr. Agosto in his capacity as Chief Operating Officer of CCNG, Inc. is responsible for the company's activities in the energy sector including exploration and production, natural gas transportation and marketing and new business development. Prior to joining CCNG, Inc., Mr. Agosto served in various capacities with Shell Exploration and Production Company from 1986 to 1997, including Area Manager - Williston Basin, Continental Division. Mr. Agosto is a Registered Professional Petroleum Engineer. He holds a Bachelor of Science Degree in Chemical Engineering from Texas A&M University.

            DOUGLAS L. HAWTHORNE, age 57, has served as a director and Chairman of the Board of American Resources Offshore, Inc, since March 1993 and a director of Southern Gas Co. of Delaware, Inc. since February 1994. Mr. Hawthorne has served on the Executive Committee (since April 1997), the Compensation Committee (since August 1996) and the Audit Committee (from August 1996 until July 1997) of American Resources Offshore, Inc. Mr. Hawthorne has served as a director of Bullet Sports International, Inc. since 1995 and he has been a principal of Carillon Capital, Inc., a Dayton, Ohio investment banking firm, since 1992.

      Additionally, Investor will seek to eliminate the division of ARO's directors into three classes, subject to approval of ARO's stockholders at ARO's stockholder meeting to approve the other transactions.

      Furthermore, upon closing of the Investment agreement the Investor expects to cause ARO to elect the following individuals as officers of ARO to the positions set forth opposite their names:


      NAME                                      POSITION
     ------                                    -----------
    Ivar Siem...........................      President

    John P. Atwood......................      Vice President and Secretary

    G. Brian Lloyd......................      Vice President and Treasurer


      Biographical information on Messrs. Siem and Atwood appears above.

            G. BRIAN LLOYD, age 40, is Vice President, Treasurer and Secretary of Blue Dolphin Energy Company. Mr. Lloyd is a Certified Public Accountant and has been employed by Blue Dolphin Energy Company since December 1985. Prior to joining Blue Dolphin Energy Company, he was an accountant for DeNovo Oil and Gas Inc., an independent oil and gas company. Mr. Lloyd received a Bachelor of Science Degree in Finance from Miami University, Oxford, Ohio in 1982 and attended the University of Houston in 1983 and 1984. Mr. Lloyd has served as Secretary of the Blue Dolphin Energy Company since May 1989, Treasurer since September 1989 and Vice President since March 1998.

      COST SAVING MEASURES BEFORE CLOSING

      ARO is obligated by the Investment Agreement to implement certain cost saving measures prior to closing of the Investment Agreement. These include terminating the employment of five specifically identified officers and employees of ARO, the reduction of ARO's Metaire, Louisiana office lease to approximately 1,000 square feet. Section 5.9 of the Investment Agreement sets forth the full text of cost saving measures ARO is obligated to implement. ARO's completion of the cost saving measures on terms reasonably satisfactory to Investor is a condition to Investor's obligation to close.

      CERTAIN RESTRICTIONS ON ARO'S OPERATIONS PENDING CLOSING

      ARO has agreed to observe certain restrictions on its operations and expenditures until the closing of the Investment Agreement. Among these is ARO's agreement not to make any expenditure or incur any liability in excess of $500, unless agreed to by Investor or unless the expenditure relates to a request by an operator of ARO's wells for an authority for expenditure (an "AFE").

      With respect to AFEs prior to closing, ARO is required to attempt to farmout the operations to which the AFE relates on the best terms obtainable. If ARO is unable to obtain an acceptable farmout arrangement, then ARO is obligated to decline to participate in the operation unless it receives the consent of Investor to do so or unless ARO's commercial bank lends the necessary funds on terms approved by Investor. The failure of ARO to participate in operations for which it has received an AFE may result in ARO becoming subject to contractual penalties for the benefit of other working interest owners, possibly including temporary or permanent forfeiture to the other working interest owners of rights to production from the well or wells to which the proposed AFE pertains.

      The Investment Agreement also prohibits, unless otherwise consented to by Investor, sales of assets outside the ordinary course of ARO's business, issuances or purchase of ARO's securities, or action or inaction by ARO that would cause ARO's representations and warranties in the Investment Agreement to become untrue prior to or at closing.

      The full text of these restrictions and others are contained in Section
5.8 and Section 5.12 of the Investment Agreement.

      MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

      Investor currently expects that the substantial cost-saving reductions in ARO's management and staff leading up to and at the closing will thereafter require ARO to obtain supplemental general and administrative services from an outside source. Accordingly, the Investment Agreement provides that ARO and BD Services, will enter into a Management and Administrative Services Agreement at the closing, the form of which is attached to the Investment Agreement as
Exhibit 5.15.

      The Management and Administrative Services Agreement generally contemplates that the day-to-day management of ARO will be delegated to BD Services, subject to the ultimate control and supervision of ARO's board of directors. Among the specific management services to be provided by BD Services are the following services: (1) day-to-day accounting functions; (2) cash management functions, (3) general land and title functions, such as maintaining oil and gas lease records;

(4) contract administration; (5) preparation of drafts of reports to the United States Securities and Exchange Commission; (6) assisting ARO with the preparation of other reports and filings required by law; (7) technical oil and gas operations consulting, including review and evaluation of capital expenditures for oil and gas lease development; (8) marketing of ARO's oil and gas production; and (9) assisting ARO in evaluating legal and taxation matters; and (10) reporting to ARO's senior management regarding matters within BD Services scope of engagement. BD Services is entitled to a monthly fee of $83,333 for its services. Execution of the Management and Administrative Services Agreement is a condition to the obligations of Investor under the Investment Agreement.

      CONSULTING AGREEMENT

      In order to assure that ARO's new management following the closing will have access to the advice and services of certain of ARO' current management, the Investment Agreement required ARO to enter into a Consulting Agreement in the form attached to the Investment Agreement as Exhibit 5.14. Accordingly, ARO, concurrently with its execution of the Investment Agreement, also entered into the Consulting Agreement with MAP II., a recently-formed limited liability company. Investor has been advised that Rick G. Avare is the Administrative Member of MAP II and that other members of ARO's current management may have interests in MAP II. Under the Consulting Agreement, the services to be provided will commence upon closing of the Investment Agreement and will continue until February 28, 2001. MAP II has agreed to make the services of the following members of ARO's management available to ARO, subject to their continued employment by MAP II and to the death or incapacity of the individuals: Rick G. Avare; David Stetson, Ralph Currie and Karen Underwood. The services required of MAP II generally include advising and consulting with ARO's new management in connection with: (1) ARO's ongoing business; (2) filings with the Unites States Securities and Exchange Commission; and (3) the conduct of audits of ARO by its independent auditors.

      MAP II is entitled to receive a fee from ARO of $35,000 per month during the term of the Consulting Agreement. However, pursuant to the Participation Agreement between Fidelity and Investor (described below), Fidelity has agreed to bear 80% of the fees paid by ARO to MAP II under the Consulting Agreement. Accordingly, the net monthly cost to ARO for fees under the Consulting Agreement is expected to be only $7,000 per month.

      INDEMNITY AGREEMENTS

      Promptly after the closing of the Investment Agreement and the election of Investor's nominees for election to ARO's board of directors, ARO will enter into Indemnity Agreements with those directors, which will provide that ARO will hold harmless and indemnify each director against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the director in connection with any threatened, pending, or completed action suit or proceeding, whether civil or criminal, administrative or investigative (including any action by us or in our right) to which the director is, or was or at any time becomes ARO's director, employee or agent, or is or was serving or at any time serves at ARO's request as a director, employee or agent or another corporation, partnership, joint venture, trust or other enterprise.

      ARO will not be required to indemnify a director:

      1. except to the extent that the aggregate losses to be indemnified exceeds the amount of the losses for which the director is indemnified under any policy of insurance purchased and maintained by ARO;

      2. in respect to remuneration paid to a director if it is determined by a final judgment or other final adjudication that the remuneration was paid in violation of the law;

      3. on account of any suit in which the final judgment is rendered against the director for an accounting of profits made from the purchase or sale by the director of ARO's securities pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended;

      4. on account of an action or omission of the director which is finally adjudged to constitute willful misconduct or to have been knowingly fraudulent or deliberately dishonest; or

       5. if a final decision by a court having jurisdiction in the matter determines that the indemnification is unlawful.


                  TRANSACTIONS BETWEEN INVESTOR AND FIDELITY


      Investor was instrumental in bringing to the attention of Fidelity the possibility of purchasing a substantial portion of ARO's Gulf of Mexico oil and gas properties. Investor and Fidelity have also participated together in other oil and gas property acquisitions prior to their respective proposed transactions with ARO. For these reasons, Investor and Fidelity chose to work in close cooperation with each other in investigating and negotiating their respective contractual arrangements with ARO, all with the knowledge of ARO's management. Investor expects that the cooperative relationship between Investor and Fidelity with respect to their proposed transactions with ARO will continue through the closing of the Investment Agreement and the Purchase and Sale Agreement. Fidelity will not, however, share any voting or dispositive control over the Common Stock of ARO to be purchased by Investor from ARO pursuant to the Investment Agreement.

PARTICIPATION AGREEMENT

      Fidelity and Investor have entered into certain contractual arrangements with each other concerning their respective transactions with ARO. The first of these is a Participation Agreement which provides, among other things, that:

            1. Investor will share with Fidelity any due diligence investigation materials obtained by Investor concerning ARO and its properties.

            2. Investor and Fidelity agree to use commercially reasonable efforts to close the transactions contemplated by the Investment Agreement, the Purchase and Sale Agreement and Note Purchase Agreement.

            3. Investor and Fidelity agree that neither of them will (A) amend or agree to amend the Investment Agreement, Purchase and Sale Agreement or Note Purchase Agreement without consent of the other, or (B) waive or agree to waive any condition to closing under the Investment Agreement, Purchase and Sale Agreement or Note Purchase Agreement without consent of the other.

            4. Investor will be entitled to receive an assignment from Fidelity of a 10% interest in all proved oil and gas properties purchased by Fidelity from ARO, but only after Fidelity has recovered from the proceeds of production from the proved properties the full amount of certain agreed upon categories of costs incurred by Fidelity in connection with the acquisition of, and operations on, the proved oil and gas properties.

            5. Investor will also be entitled to receive an assignment from Fidelity of a 15% interest in all exploratory oil and gas properties purchased by Fidelity from ARO, but only after Fidelity has recovered from the proceeds of production, determined on block-by-block basis, the full amount of certain agreed upon categories of drilling and other exploration costs incurred by Fidelity in connection with obtaining production from the exploratory properties.

            6. Upon closing of the Purchase and Sale Agreement, Fidelity will pay to Investor a finder's fee of 1% of the adjusted purchase price paid by Fidelity for the properties purchased from ARO under the Purchase and Sale Agreement.

            7. In addition to the finder's fee, Fidelity has also agreed to reimburse Investor from time-to-time for a portion of the transaction costs incurred by Investor in connection with the various transactions contemplated by the Investment Agreement, the Purchase Agreement and the Note Purchase Agreement. Fidelity is to reimburse 80% of Investor's transaction costs, except for transaction costs relating to compliance with federal securities laws (such as, for example, the preparation of this Schedule 13D filing) for which Fidelity will reimburse 50% of Investor's costs.

            8. Fidelity will bear 80% of the fees payable by ARO under the Consulting Agreement between ARO and MAP II. The Participation Agreement specifically provides that ARO is entitled to separately enforce this obligation against Fidelity, even though ARO is not a party to the Participation Agreement.

            9. The Participation Agreement provides that it neither creates a partnership between Investor and Fidelity nor makes one party the general agent of the other.

            10. Contemporaneously with the closing of the Purchase and Sale Agreement, Fidelity and Investor will enter into a Management Services Agreement, the principal terms of which are summarized below.

MANAGEMENT SERVICES AGREEMENT

      Concurrently with the closing of the Purchase and Sale Agreement, Investor expects that it will enter into a Management Services Agreement with Fidelity. Under that agreement, Investor will act as an independent contractor to Fidelity and provide various administrative, technical and regulatory compliance services to Fidelity concerning the Gulf of Mexico oil and gas properties to be purchased by Fidelity from ARO under the Purchase and Sale Agreement. Fidelity will retain, however, substantial decision making authority over these properties. For its services, Investor will receive a management fee from Fidelity of $40,000 per month. The Management Services Agreement also contemplates that Investor and Fidelity may in the future agree upon additional special services to be provided to Fidelity that are not covered by the agreement for which Investor would receive additional compensation to be negotiated at the time such additional special services are requested.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Investor has entered into contractual arrangements with certain of ARO's largest stockholders under which the stockholders have agreed to support, and vote at ARO's annual meeting for, the Proxy Items described above, including approval of the Investment Agreement, the Purchase and Sale Agreement and the various other transactions contemplated by those agreements. By the same document, those stockholders have also each granted Investor an irrevocable proxy to vote their respective shares in connection with any vote to approve the Proxy Items. The ARO stockholders have, however, retained their voting rights with respect to any other matters submitted to a vote of ARO's stockholders.

      As a consequence of contractual voting agreements and irrevocable proxies received by Investor, Investor and BDCO has 7,088, 982 votes in connection with the Proxy Items. This number of shares represents approximately 51.59% of ARO's outstanding voting stock based on the number of shares of Common Stock and preferred stock reflected in ARO's Quarterly Report on Form 10-Q for the period ended June 30, 1999. Because each person granting voting rights retained voting rights on matters other than the Proxy Items, Investor's and BDCO's voting power is shared with that person. Neither Investor nor BDCO has a right to acquire ownership any of the shares of Common Stock over which they have shared voting power.

      The voting agreements and proxies referred to in this Item were granted pursuant to a document entitled "Voting and Support Agreement and Irrevocable Proxy."

      Each of the persons set forth in the table below have entered into a Voting and Support Agreement and Irrevocable Proxy covering the number of shares indicated.

                                                                                     COMBINED VOTING POWER
                                                                                 -----------------------------
                                    NUMBER OF SHARES     NUMBER OF SHARES          NUMBER          PERCENTAGE
          NAME                      OF COMMON STOCK     OF PREFERRED STOCK        OF VOTES          OF VOTES
          ----                      ---------------     ------------------       -----------      ------------
Rick G. Avare                           1,429,046              187,500            2,179,046           15.86%
Douglas L. Hawthorne                      202,589                3,334              215,925            1.57%
Leonard K. Nave                           447,659                    0              447,659            3.26%
Ralph A. Currie                           289,500                    0              289,500            2.11%
Don Poole                                 505,000                    0              505,000            3.67%
Howard A. Settle                          150,000                    0              150,000            1.09%
Len Aldridge                               50,000                    0               50,000            0.36%
Den norske Bank                           500,000                    0              500,000            3.64%
TECO Oil & Gas, Inc.(1)                 2,751,852                    0            2,751,852           20.03%
                                        ---------            ---------            ---------           -----
           Total                        6,325,646              190,834            7,088,982           51.59%
                                        =========            =========            =========           =====

----------------------
(1) TECO granted Hale Energy an option to purchase the shares of ARO's Common Stock that it owns. Hale Energy has entered into Voting and Support Agreement with Blue Dolphin Exploration.

      Each Voting and Support Agreement and Irrevocable Proxy executed by the persons listed in Table 1 are in substantially the form attached as Exhibit 7.4, with the exception of that executed by DnB Energy Assets. The form of agreement with DnB Energy Assets has been modified to reflect its status as both a stockholder and secured creditor of ARO, and to protect its interests as a secured creditor pending closing. The form of Voting and Support Agreement and Irrevocable Proxy executed by DnB Energy Assets is attached hereto as Exhibit
7.5. Exhibits 7.4 and 7.5 are hereby incorporated by reference.

      The Investor intends to vote the shares of ARO Common Stock subject to the Voting Agreements for the approval of:

            1.    the Investment Agreement;

            2.    the Purchase and Sale Agreement;

            3.    the disposition of the Southern Gas and its assets;

            4. the increase in the number of shares ARO is authorized to issue;

            5.    the elimination of ARO's classified board of directors;

            6. the election of Investor's nominees to ARO's nominees to ARO's Board of directors; and

            7. all other transactions contemplated by the Investment Agreement and Purchase and Sale Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ARO.

      The responses to Items 3, 4, and 5 are hereby incorporated by reference in response to this Item.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT NO.                  DESCRIPTION OF EXHIBIT
   ------------                --------------------------

      7.1 Investment Agreement by and between American Resources Offshore, Inc. and Blue Dolphin Exploration Investor

      7.2 Purchase and Sale Agreement by and between American Resources Offshore, Inc. and Fidelity Oil Holdings, Inc.

      7.3         Participation Agreement

      7.4         Voting and Support Agreement and Irrevocable, general form

      7.5 Voting and Support Agreement and Irrevocable Proxy executed by DnB Energy Assets



                            [SIGNATURE PAGE FOLLOWS]

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 1999


                                    Blue Dolphin Energy Company



                                    By: /s/ G. BRIAN LLOYD
                                            G. Brian Lloyd
                                            Vice President and Treasurer


                                    Blue Dolphin Exploration Company



                                    By: /s/ JOHN P. ATWOOD
                                            John P. Atwood
                                            Vice President Finance and
                                            Corporate Development